

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2025

Christopher Britt
Chief Executive Officer
Chime Financial, Inc.
101 California Street, Suite 500
San Francisco, CA 94111

> **Re: Chime Financial, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 9, 2024**
> **CIK No. 0001795586**

Dear Christopher Britt:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. We note that in the summary section and throughout the draft registration statement you refer to your "FDIC-insured bank partners," your members accessing "FDIC-insured checking accounts" and "FDIC-insured high yield savings accounts." Please revise throughout to address the following:
    - add a clear statement in the summary and business sections that you are not an FDIC-insured bank;
    - add risk factor disclosure addressing material risks your members face by holding their deposits with you, as opposed to holding their deposits with an FDIC-insured bank;
    - add risk factor disclosure discussing the fact that unlike the situation with a bank

bankruptcy, the FDIC would not place you under receivership in the event of a bankruptcy;

- clarify what you mean by your statement on page 134 that your "members have deposit account agreement directly with [your] bank partners";
- clarify if your members can choose which of your two bank partners to hold their debit or saving deposits with and if so, clarify also if they know their Bancorp or Stride Bank issued checking and savings account numbers; and
- if your members do not have debit or savings account numbers for their accounts at Bancorp or Stride, revise to make that clear and describe material risks presented.

2.   Based on disclosure in several sections of your prospectus, specifically pages 2 through 4, 6, 11, 58 and 100, it appears that you have commissioned multiple industry surveys/reports from third party providers. On page 58, for example, you refer specifically to the "Chime Banking," "Switcher Survey," and the "Service NPS Surveys" commissioned by you. Please revise your disclosure throughout the draft registration statement to identify all of the third party or parties who issued such reports and file each party's consent as an exhibit to the registration statement. Refer to Rule 436 of the Securities Act of 1933.

3.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Tonya K. Aldave at (202) 551-3601 to discuss how to submit the materials, if any, to us for our review.

Glossary of Terms, page iii

4.   Please revise here or where appropriate to clarify the following definitions and how they relate to each other and your operations. For example, explain the following:
- how Attach Rates are different from Active Members. Are Attach Rates more broadly defined in terms of what activities are counted?
- how transaction profit is different from cumulative transaction profit;
- whether "primary account relationship" or "primary financial relationship" require members to set up a direct paycheck deposit account. You also use "central financial hub," "central hub" and similar terms, but it is unclear if these are used synonymously with the defined terms; and
- the significance of sweep arrangements being with regional banks "in regions where members live."

5.   It appears that competitors use metrics similar to the ones appearing here, including Active Member and Purchase Volume. Please revise here and page 72 to address the extent to which your terms and definitions may be different from ones used by other companies and include cautionary language, if appropriate.

Prospectus Summary, page 2

6.   Please revise your prospectus summary to include your net losses for the most recent audited periods to provide a financial snapshot of your company and to balance the disclosure in the summary.

7.   In order for investors to understand how you interact with merchants, bank partners, Chime members and other participants in the life cycle of your most significant products, consider providing a graphical presentation of the card payment process for Chime member's purchase transaction similar to what is currently presented on page 71. The presentation may permit investors to better understand your discussion of your business model presented in the summary section.

8.   We note the discussion on pages 90, 135 and elsewhere regarding your revenues "based on high-yield savings balances." Please revise to clarify how you earn revenue from relationships whereby your partner banks provide interest-bearing savings accounts. Disclose the range of "high-yield' interest rates members are able to receive based on historical rates.

9.   We note the references on pages 8 and 9 to your differentiated approach and risk decisioning platform for credit risk, and your "strong underwriting capabilities." We also note the Risk Factor on page 30 discussing your risk management framework and underwriting standards with respect to determining the availability and scale of liquidity products, which "may not offer adequate protection against the risk of nonpayment." Please revise here and Competition on page 133 to clarify any competitive advantage you believe you have with respect to underwriting standards. Please also revise Business to further clarify your standards and metrics used in approving products, such as FICO scores and credit checks, if applicable.

10.   We note references here and elsewhere contrasting your platform with traditional banks, which you say focus on serving people with the largest deposits and highest credit scores. Please clarify the type(s) of consumers that you target. For example, it is unclear if most accounts are with prime, near prime, or subprime customers.

11.   We note the risk factor on page 51 regarding executive officers and others owning a percentage of shares that will allow them "to influence or control" matters requiring approval by stockholders. Please revise to clarify if you will be a control company under applicable listing standards.

We Solve for Critical Member Needs, page 7

12.   Please briefly explain the automatic features "Round Ups" and "Save When I Get Paid" and explain if members are automatically enrolled into these features and need to proactively opt out if they do not want to participate in these features.

Digital-First Partnership Strategy, page 8

13.   Noting your disclosure that you partner with two banks -- Bancorp Bank and Stride Bank -- please revise here or elsewhere as appropriate to specify what percentage of your member accounts is held at each of the two banks, including by type of account, such as checking or savings accounts. In addition, describe material risks associated with any possible concentration of deposits with one or both of your

partner banks.

Risk Factors, page 17

14.   Please revise throughout Risk Factors to include quantitative and qualitative information to put the particular risk in context. For example,
- revise the first risk factor on page 23 to quantify your net losses;
- explain what "service level commitments" are on page 26 and quantify the approximate percentage of transactions processed via your proprietary payment processor as compared to those of third parties. In this regard, we note the reference on page 31 to "a portion of payment card transactions [at] a third-party payment processor";
- where you state "there have been" instances or you "have in the past" experienced situations discussed in Risk Factors (as on pages 26 and 27), clarify the extent to which they had a material impact on your business or results of operations;
- quantify the ratios or covenants from your credit facility on page 46;
- identify the "certain liquidity products" and "certain minimum collateral and reserve account balances" on page 46; and
- identify the "certain of our metrics and other figures" in the first risk factor on page 48.

15.   We note the discussion on page 37 regarding pass-through insurance and the risk of a bank partner failing or entering receivership proceedings. Please expand your risk discussion to also address the risk of non-bank third parties failing. It is unclear, for example, if the risk of members seeking to hold you liable for deposits owed to them may be greater in the event of a non-bank partner failing.

The CFPB has significant authority to regulate consumer financial services, page 37

16.   Please revise the reference to "a subset of former members who received allegedly delayed deposit-account-balance refunds" to provide further context. For example, it is unclear if these were Pay Anyone payments that did not settle but were not refunded to members. Please also revise the second risk factor on page 38 to clarify if the February 2024 DFPI consent order was related to the March 2021 settlement agreements with the DFPI.

We are subject to laws and regulations covering anti-corruption, anti-bribery, trade sanctions, anti-money laundering, and similar laws, page 42

17.   We note statements on your website that members can use Pay Anyone to instantly pay friends through Chime, whatever bank account they use. Please reconcile with the statement on page 42 that Chime "does not currently engage as a business in the transfer of funds."

We use open source software in our products, page 45

18.   We note your disclosure here that you use open source software in your products. Please clarify whether the components that utilize AI are governed by those open source licenses and address any related risks.

Management's Disclosure and Analysis of Financial Condition
Payments-Driven Revenue Model, page 69

19.   Please briefly explain what you mean by "SpotMe tips" here and on page 135. Clarify how tips are "voluntary" and explain the extent to which there is an expectation from members for something in return for their tips.

Our Focus on High Impact Innovation, page 69

20.   We note that not all text in the two graphics that currently appear on pages 70 and 71 is legible. Please revise to include legible graphics.

Key Metrics and Non-GAAP Financial Measures, page 72

21.   We note disclosure on page 71 of your intention to separately disclose the percentages of revenues and Purchase Volume for interchange-based debit card transactions and credit card transactions. Please revise your Key Metrics table on page 72 to separately present Purchase Volumes for your debit card transactions and your credit card transactions and also consider disclosing the number of transactions for each period presented. Further, please consider disaggregating your Active Members disclosures to separately present Active Members participation in your product offerings (i.e. checking account, Chime Debit Card, Credit Builder Credit Card, etc.), which are disclosed beginning on page 115.

22.   Please revise Purchase Volume on page 72 to explain in plain language how Purchase Volume is related to revenues. With respect to your non-payments revenues, clarify the key contributors to "platform-related revenue" and consider using hypothetical examples to demonstrate the flow of funds.

Adjusted EBITDA and Adjusted EBITDA Margin, page 78

23.   Please revise your draft registration statement to discuss the "certain legal and regulatory charges" included in your reconciliation of net loss to adjusted EBITDA for each period presented.

24.   Please revise your draft registration statement to disclose what comprises the Other (income) expense, net adjustment in your net loss to adjusted EBITDA non-GAAP reconciliation on page 79.

Our Ability to Increase Existing and New Product Adoption With Our Active Members, page 84

25.   We note your disclosure that the adoption of Credit Builder by your Active Members impacts your Average Revenue per Active Member ("ARPAM") because credit card purchase transactions monetize at higher rates of interchange compared to debit cards. Please revise your draft registration statement, within your Management's Discussion and Analysis ("MD&A") and where appropriate, to elaborate on this statement and discuss interchange fees and fee rates received from debit cards separately from credit cards, the reason(s) for differences in interchange fees and fee rates and the related impact to your revenues, and how it impacts your business and marketing for these products.

Liquidity Products, page 85

26.   Please revise your disclosures here or elsewhere in your draft registration statement to discuss in further detail your relationship with Primacy. Specifically, clearly disclose whether Primacy represents an internally generated software or if you have entered into a third party contractual arrangement for these services, and if so, the terms of this contractual arrangement.

27.   Please revise your draft registration statement here or elsewhere to provide a rollforward of your product collateral line item for each period presented. Please consider presenting this rollforward separately for both The Bancorp Bank N.A. ("Bancorp") and Stride Bank N.A. ("Stride") and revise to provide an explanation to help in understanding the reason(s) for movements within this balance sheet line item. Please also revise your draft registration statement to explain the relationship between movements in your product collateral and product obligation liability.

28.   We note disclosure that with respect to MyPay offered by Stride, historically Stride has retained a portion and you have purchased a portion of the outstanding receivables related to this product. Please revise your draft registration statement to disclose the outstanding amounts of MyPay loans held, disclose where these loans are presented in your financial statements, and explain how you determine the portion of these outstanding receivables to purchase.

29.   Please revise your draft registration statement to disclose the fees paid to Bancorp that are determined based upon the outstanding balance of receivables that they hold under their commitment to fund your MyPay and SpotMe products. Please also tell us and revise your draft registration statement to disclose how these fees are determined, whether you derive any revenues from these products, and where these fees and related revenues, if any, are reflected in your financial statements.

Components of Our Results of Operations, page 86

30.   We note your references to "third party partnership agreements through products such as Experian Boost or [your] Offers Marketplace." Please revise to describe these products.

Results of Operations, page 88

31.   We note footnote 1 to your Consolidated Statement of Operations discloses $1.3 million of depreciation and amortization recorded in Cost of Revenues for the fiscal year ended December 31, 2023. Please tell us and revise your draft registration statement, where appropriate, to explain how you determine the depreciation and amortization expenses recognized as a Cost of Revenue separately from the depreciation and amortization expenses recognized as Operating Expenses.

Payments Revenue, page 90

32.   We note disclosure that your payments revenue increased during fiscal year ended December 31, 2023 when compared to the fiscal year ended December 31, 2022, due to an increase in Purchase Volume and an increase in Active Members. Please revise your draft registration statement for each period presented to disaggregate your

payments revenue to disclose payments revenue from debit card transactions separately from payments revenue from credit card transactions. Further, revise your MD&A to separately disclose Purchase Volumes and Active Members for each of these products with explanation of the underlying reason(s) for these changes for each period presented.

Platform-Related Revenue, page 90

33. We note disclosure that your platform-related revenue increased during fiscal year ended December 31, 2023 when compared to the fiscal year ended December 31, 2022, due to growth of your total Active Members as well as high-yield savings net revenue due to interest rates, the beta launch of a predecessor product to MyPay, and out-of-network ATM revenue. Please revise your draft registration statement to disaggregate your platform-related revenue to separately disclose revenues for each platform-related product for which you derive revenues along with explanation of the underlying reason(s) for the changes in these revenues for each period presented.

34. Please revise your draft registration statement, where appropriate, to discuss "the beta launch of a predecessor product to MyPay" and related financial statement impact as we only note discussion of this product within your "platform-related revenue" and "transaction and risk losses" disclosure in your MD&A on page 90.

Cost of Revenue, page 90

35. We note that increases in Cost of Revenues during the fiscal year ended December 31, 2023 was substantially offset by cost savings due to higher card network incentives. Please revise your draft registration statement to quantify the amount of network incentives realized each period along with an explanation of the reason(s) for these higher network incentives realized in fiscal year ended December 31, 2023 as we note disclosure on page F-15 that network incentive receivables have increased from $60 million as of December 31, 2022 to $105.2 million as of December 31, 2023.

Business, page 98

36. Based on your disclosure about operations in Canada on page 96, it appears that you do not operate solely in the United States. Please briefly list which countries you operate in and what percentage of your clients reside outside the United States. In addition, describe any material Canadian or other foreign regulations applicable to your business.

37. We note references to "pass-through" FDIC insurance on page 37 in Risk Factors and elsewhere. Given the importance to your business model, please revise here or page 136 or where appropriate to define pass-through insurance and explain the policies and procedures required to maintain it for each of your offerings.

38. We note the reference on page iv and elsewhere to eligible members receiving direct deposit to access "up to $500." Please revise here and where appropriate to clarify the typical amounts received. For example, do most members access substantially all of the "up to" amount?

39. We note the statement on page 135 that you and your bank partners emphasize a shared focus on a strong risk management and compliance culture. We also note

discussion in Risk Factors on page 30 regarding a risk management framework and underwriting standards. Please revise page 127 or where appropriate to further clarify your risk management and underwriting standards and the extent to which they are related. For example, it is unclear if final decisions on credit are made by you, your bank partners or are determined on a shared basis. You state on page 30 that you are financially liable for defaults by members, but it is unclear whether and how the obligations for verifying and approving credit are shared responsibilities.

40.	You discuss risks associated with the sweep program in the first risk factor on page 37. Please revise the second bullet point on page 131 or where appropriate in Business to explain the purpose of the sweep program and whether and how it contributes to your revenues or risk management.

Credit building, page 103

41.	Please briefly explain how your credit card helps members build credit differently from any other credit cards or remove disclosure that appears to suggest uniqueness of your credit cards in regard to helping credit card holders build or rebuild their credit. In addition, clarify on page 119 why you "believe Credit Builder was the first of its kind in [your] industry."

Our Differentiated Approach Creates an Attractive Business Model for Serving Everyday Americans, page 107

42.	We note you compare yourself to traditional banks when discussing "free" products and digital banking. Please revise to address your differentiation as compared to other non-bank entities providing similar services. We also note comparisons on page 6 and elsewhere to traditional banks requiring fees or "punitive fees." It appears that you impose ATM and other fees. Please revise to further clarify why you believe fees paid to you are qualitatively or quantitatively different from fees paid to traditional banks and your non-bank competitors.

43.	Please revise the discussion of your "proprietary payment processor and ledger" on page 107 to explain whether and how this system of record is reconciled with the ledgers of your bank partners and other third parties, including other banks involved in the sweep program.

Go To Market Strategy, page 114

44.	Please briefly explain what you mean by "AI-powered Chime Content GPT" in the first paragraph on page 115. Please also explain the term "rich, first-party data," as referenced on page 72.

Our Products, page 115

45.	We note that you currently partner with two FDIC-insured community banks, Bancorp and Stride (collectively "Bank Partners"). Please revise your draft registration statement to clearly disclose which product offerings are provided by each Bank Partner. To the extent that both Bank Partners provide the same product offering, please revise to explain how you determine which Bank Partner would provide the service requested by an Active Member.

46.   Please revise here or where appropriate to include a description of the general terms for how you compensate your Bank Partners and a discussion of the magnitude of and type of business that is generated from your Bank Partners. For example, and to the extent material, discuss whether compensation is a volume-based percentage, fixed fee or other arrangement.

47.   Please revise here or in "Bank Partnerships" beginning on page 134 to disclose the material terms of the agreements with your bank partners. Clarify who sets the interest rate on the "high-yield savings accounts" and explain how the terms for these accounts result in revenue to you. Additionally, revise where appropriate to disclose the material terms of the agreements with card networks, payment gateways, and other third parties who provide key functions. In this regard, we note the reference on page 19 to "contingent pricing conditions in our agreements with card networks." With a view to clarifying disclosure, advise us whether your payments business uses other nationally recognized companies in addition to Visa.

ChimeCore -- Our Proprietary Payment Processor and Ledger, page 125

48.   We note your description of ChimeCore as your proprietary payment processor and ledger that serves as the system of record for a portion of your member accounts and that you began the process of transitioning additional member accounts to it in 2024. Please revise here or elsewhere as appropriate to provide the following additional information related to ChimeCore:
   • expand your description of ChimeCore to briefly describe all its important features in addition to providing you with a ledger of member accounts, because it appears based on disclosure on page 8 that you also use ChimeCore to handle other data and AI platforms;
   • disclose what percentage of your member accounts are currently on ChimeCore and what percentage still remains with third-party providers;
   • disclose if and when you plan to transition the ledger of all of your member accounts to ChimeCore;
   • disclose how you keep track of other accounts that are currently outside of ChimeCore and what provider(s) you use for the remaining accounts' "ledger"; and
   • in a separately captioned risk-factor describe material risks related to housing your member accounts with a third-party provider and continued implementation of transitioning member accounts to ChimeCore.

Security and Privacy, page 129

49.   We note that you rely on a significant amount of customer data to support both your consumer marketing and AI underwriting. We also note that some of your network relies on open source software. Revise your disclosure to clarify whether Chime maintains ownership and is able to maintain the digital privacy over customer data, despite your reliance on open source software and shared cloud computing resources. Also, please discuss, in an appropriate section, your efforts to maintain the confidentiality of your data and your key AI models.

Competition, page 133

50.   We note your disclosure that you compete with traditional banks, such as Bank of America, Captial One and others. We also note that in several sections of the draft registration statement you refer to yourself as "the #1 brand in the neobanking category." Please revise to list your neobank competitors here also or advise why you have not listed them in this section.

Regulatory Environment, page 136

51.   You state on page 142 that licensing statutes and regulations vary from state to state and prescribe different requirements, including restrictions on loan origination and servicing practices. Please revise Business and where appropriate to explain the extent to which you operate in all 50 states pursuant to the various licensing requirements you describe. Additionally, we note the statement on page 142 that a wholly-owned subsidiary holds licenses to operate as a money transmitter (or its equivalent) in 28 states. You also state on page 40 that you believe you have obtained, "or are in the process of obtaining," all necessary licenses. Please revise Business and where appropriate to explain whether all of your products, including the Pay Anyone product, are available in all 50 states. Please provide similar explanatory disclosure with respect to the statement on page 17 that "some products are currently available only to members who direct deposit their paychecks through Chime."

Executive Compensation, page 152

52.   We note that you did not include compensation disclosure in your initial draft registration. Please include your complete remuneration table for fiscal year 2024 in the next submission. Refer to Item 402 of Regulation S-K.

Consolidated Statements of Operations, page F-6

53.   We note that your technology platform is integral to your product offerings and also note your disclosure on page 84 that continued investments in technology and development drive your growth. Further, we also note disclosure on page 87 that member support and operations expenses include costs related to third party vendors used for certain member support and loss prevention services, the costs of physical debit and credit card issuance, and member onboarding and account verification expenses. Please tell us why you believe excluding technology and development expenses and member support and operations expenses from Cost of Revenue and Gross Profit provides useful information to investors.

Item 15. Recent Sales of Unregistered Securities
Securities Issued in Connection with Acquisitions, page II-3

54.   Please refer to the acquisition of a privately held company referenced in this section and disclose the aggregate offering price received in exchange for the issued shares. If securities were sold otherwise than for cash, state the nature and aggregate amount of consideration received by the registrant. Refer to Item 701(c) of Regulation S-K.

Exhibits

55.   We note your disclosure that significant portion of your card payment transactions are processed by Galileo Financial Technologies. We also note the reference on page 4 to the reduced "reliance on expensive third-party software providers." Please clarify the extent to which middleware or other third-parties play a material role in your offerings. In this regard, please file the agreement with Galileo Financial Services or other third parties referenced in the first risk factor on page 22 as exhibits to the registration statement and describe its material terms or advise.

56.   Based on your disclosure on page 136, it appears that you have two material agreements with Stride, but we only located one agreement with Stride included in the exhibit index as Exhibit 10.12. Please revise or advise why you filed only one agreement with Stride. We also note disclosure on page 105 that Walgreens is the only retailer you rely on to provide a fee-free deposit service. Please file the agreement with Walgreens or advise.

57.   Please refer to your disclosure on pages 155 and 160 relating to the 2024 Bonus Plan and employment agreements with your NEOs and file them as exhibits or advise.

        Please contact Michael Henderson at 202-551-3364 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or James Lopez at 202-551-3536 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: Rezwan Pavri, Esq.